Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, DC 20006 Tel. +1.202.373.6000 Fax: +1.202.373.6001 www.morganlewis.com
Laura E. Flores Partner +1.202.373.6101 laura.flores@morganlewis.com

VIA EDGAR

December 17, 2015

Asen Parachkevov Lauren Hamilton Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    Rydex ETF Trust; File Nos. 333-208114

Dear Mr. Parachkevov and Ms. Hamilton:

This letter responds to comments provided with respect to the registration statement filed on Form N-14 (the “Registration Statement”) on behalf of Rydex ETF Trust (the “Registrant”) on November 19, 2015. The Registration Statement relates to the proposed reorganization of the Guggenheim Russell 1000® Equal Weight ETF, a separate series of the Registrant (the “Acquired Fund”), with and into the Guggenheim S&P 500® Equal Weight ETF, also a separate series of the Registrant (the “Surviving Fund”). For ease of reference, we have set forth below your comments followed by our responses to the comments. A marked draft of the Registration Statement also accompanies this correspondence. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

1.
Comment. Although the Staff notes that the Advisor or its affiliates will pay all expenses that are solely and directly related to the Reorganization, please disclose an estimate of the expenses solely and directly related to the Reorganization that will be borne by the Advisor or its affiliates.

Response. We have added the requested disclosure.

2.
Comment. The Staff notes that the Acquired Fund may dispose of securities in advance of the Reorganization to better align the portfolios of the Acquired Fund and Surviving Fund. Please disclose the estimated dollar amount of securities the Acquired Fund expects to dispose of in advance of the Reorganization and the amount of capital gains or losses expected to be realized from such disposition as of a hypothetical date. Please also disclose the estimated brokerage costs associated with the anticipated alignment of the Funds’ portfolios.

Response.  We have added the requested disclosure.

3.	Comment. Please add mid-capitalization securities risk disclosure to the “Principal Risks” section of the Information Statement/Prospectus, noting that this risk applies only to the Acquired Fund.

Response. We have added the requested disclosure.

4.
Comment. Please revise the capitalization table to reflect the information as of a date within 30 days of the date of the Registrant’s initial N-14 filing. Add a share adjustments column to the table. Please also specify the Funds’ names in the table.

Response. We have made the requested changes.

5.	Comment. Please confirm that the Registrant will file the tax opinion of Morgan Lewis as an exhibit to the Registrant’s registration statement.

Response. The Registrant hereby confirms that it will file the tax opinion of Morgan Lewis as an exhibit to the Registrant’s registration statement following the completion of the Reorganization.

* * *

The Registrant acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

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